UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
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03052325

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fenimore Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

384 North Grand Street, PO Box 399
(No. and Street)

Cobleskill	NY	12043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph A. Bucci (518) 234-4393
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph A. Bucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenimore Securities, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Secretary/Treasurer

Title

Kathy Lynn Davis

Notary Public

KATHY LYNN DAVIS
Notary Public, State of New York
Qualified in Schoharie County
Reg. No. 4969456
Commission Expires 7-14-06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on the Internal Accounting Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fenimore Securities, Inc.

Financial Statements and
Supplemental Schedules pursuant to
Rule 17a(5)(d) of the
Securities Exchange Act of 1934
September 30, 2003



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of
Fenimore Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Fenimore Securities, Inc. at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

November 3, 2003

Fenimore Securities, Inc.
Statement of Financial Condition
September 30, 2003

Assets		
Cash	$	48,298
Accounts receivable		1,049
Prepaid expense		2,716
Total assets	$	52,063
Liabilities and Stockholder Equity		
Accrued expenses	$	10,535
Due to Fenimore Asset Management, Inc.		5,785
Total liabilities		16,320
Stockholder's equity		
Capital stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding		35,000
Retained earnings		743
Total stockholder's equity		35,743
Total liabilities and stockholder's equity	$	52,063

The accompanying notes are an integral part of these financial statements.

Fenimore Securities, Inc.
Statement of Income
Year Ended September 30, 2003

Income	
Shareholders servicing and distribution fees (Note 3)	$ 1,915
Interest income	173
Total income	2,088
Operating expenses	
NASD/Blue Sky fees	22,614
Professional services	8,772
Distribution fees (Note 3)	1,963
Other expense	934
Franchise taxes	100
Total operating expenses	34,383
Less expense reimbursements (Note 3)	(32,468)
Net income	$ 173

The accompanying notes are an integral part of these financial statements.

Fenimore Securities, Inc.
Statement of Changes of Stockholder's Equity
Year Ended September 30, 2003

	Capital Stock	Retained Earnings	Total Stockholder's Equity
Balance, beginning	$ 35,000	$ 570	$ 35,570
Net income	-	173	173
Balance, ending	$ 35,000	$ 743	$ 35,743

The accompanying notes are an integral part of these financial statements

Fenimore Securities, Inc.
Statement of Cash Flows
Year Ended September 30, 2003

Cash flows from operating activities	
Net income	$ 173
Adjustments to reconcile net income to net cash provided in operating activities	
(Increase) Decrease in assets	
Due from Fenimore Asset Management, Inc.	1,747
Accounts receivable	(1,049)
Prepaid expenses	984
Increase in current liabilities	
Accounts payable and accrued expenses	13,720
Net cash provided in operating activities	15,575
Net increase in cash	15,575
Cash	
Beginning of year	32,723
End of year	$ 48,298
Supplemental disclosure of cash flow information	
Cash payments for	
Franchise taxes	$ 100

The accompanying notes are an integral part of these financial statements

1. Nature of Business and Significant Accounting Policies

Nature of business
Fenimore Securities, Inc. ("Company") is broker-dealer whose sole business is the distribution of shares of registered open end investment companies. As such, the Company operates under the provisions of paragraph (k)(1)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Significant Accounting Policies
A summary of significant accounting policies follows:

Cash
The Company maintains its cash in two accounts at one regional bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on its cash deposits.

Income Recognition
Interest income and distribution fees are accrued as earned.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

2. Net Capital Requirement

The Company, is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of September 30, 2003, the Company had net capital of $31,978 which was $6,978 in excess of its required net capital of $25,000. The Company's net capital ratio was 0.51 to 1.

3. Distribution Agreements and Related Parties

The Company has agreed to enter into a Distribution Agreement with Fenimore Asset Management ("FAM") Trust (the "Trust"), an affiliated company (the Company's stockholder is a trustee of the Trust). According to the Distribution Agreement the Company is permitted to act as an exclusive agent to sell and arrange for the sale of the Shares of the Trust. On July 1, 2003, the Trust, on behalf of the Advisory Class Shares (the "Shares") of each of its two separate series, the FAM Value Fund and the FAM Equity-Income Fund (the "Funds"), adopted a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Plan") as described in its current prospectus. Under the Plan the Funds pay the Company a total of 1.00% per annum, being 0.75% distribution and 0.25% shareholder servicing fees, of the Shares' average daily net assets in each of the Funds. These fees are calculated daily and paid by the Funds to the Company monthly.

On a quarterly basis the Company will pay those dealers with which it has entered into agreements for the sale of the Funds' Shares up to 1.00% of the average net assets of those Shares purchased or acquired through such dealer, provided that the shares are owned by the dealer as nominee for the customer on the last business day of the quarter.

During the year ended September 30, 2003 the Company received $1,915 from the Funds under the Plan, and expensed $1,963 for dealers' distribution costs.

The Company entered into an Expense Reimbursement Agreement (the "Reimbursement Agreement") with Fenimore Asset Management, Inc. (the "Investment Manager"), an affiliated company whose principal shareholder is the stockholder of the Company. The Reimbursement Agreement requires the Investment Manager to reimburse the Company for all its expenditures. The Reimbursement Agreement is terminable upon 90 days written notice and/or upon termination of either the Trust's Investment Management Agreement or the Distribution Agreement. During the current year the Investment Manager reimbursed the Company $32,468.

The Company entered into the Administrative Service Agreement (the "Service Agreement") with FAM Shareholder Services Inc., an affiliated company whose shareholder is also the shareholder of the Company. The Service Agreement stipulates that FAM Shareholder Services Inc. provide office space and facilities for the Company, prepare and maintain books and records for the Company, and compile information for reports to and filing with government agencies. The Company is not charged for any costs related to these services. The Service Agreement is terminable on 60 days written notice by either party.

4. Recent Accounting Pronouncements

In November 2002, the FASB issued interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107. FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. In the normal course of business, the Company enters into a variety of undertakings containing a variety of warranties and indemnifications that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

Fenimore Securities, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended September 30, 2003 — Schedule I

Total stockholder's equity from statement of financial condition	$	35,743
Deductions		
Nonallowable assets		
Accounts receivable		1,049
Prepaid expense		2,716
Net capital	$	31,978
Aggregate indebtedness		
Accrued expenses and other liabilities	$	16,320
Total aggregate indebtedness	$	16,320
Computation of basic net capital requirement		
Minimum net capital required (greater of $25,000 or 6.23% of aggregate indebtedness)	$	25,000
Excess net capital	$	6,978
Ratio of aggregate indebtedness to net capital		0.51 to 1

The above computation does not differ materially from the Company's computation of net capital filed on FOCUS Form X-17A-5 Part IIA with the National Association of Securities Dealers, Inc.

For the year ended September 30, 2003 the distribution transactions of the Company would have been limited to the sale and redemption of redeemable securities of registered open end investment companies, and is therefore, exempt from Rule 15c3-3 (Subparagraph (k)(1)(i)).



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

To the Stockholder of
Fenimore Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Fenimore Securities Inc. (the "Company") for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Computer, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess



whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessary disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 3, 2003